Exhibit 21.1

 KAPSTONE PAPER AND PACKAGING CORPORATION

SUBSIDIARIES OF THE COMPANY

Consolidated Subsidiaries	Organized Under Laws of	Percentage Ownership

KapStone Kraft Paper Corporation	Delaware	100%
KapStone Charleston Kraft, LLC	Delaware	100%
COGEN South LLC	Delaware	100%
KapStone Europe SPRL	Belgium	100%
KapStone Asia Limited	Hong Kong	100%

Non-Consolidated Subsidiaries

None